Exhibit 99.1

Alarum Technologies Announces Second Quarter 2025 Results

Deepening collaborations with major global customers while accelerating investments in technology and talent to cement Alarum’s key positioning in the AI value chain

Q2 2025 revenues of $8.8 million, net profit of $0.3 million, and Adjusted EBITDA of $1.0 million

TEL AVIV, Israel, August 28, 2025 (GLOBE NEWSWIRE) - Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) (“Alarum” or the “Company”), a global provider of web data collection solutions, today announced financial results for the six- and three-month periods ended June 30, 2025.

Management Commentary

“Our focus and progress this quarter, as well as our outlook, are mainly driven by very strong demand for data from major global players in the artificial intelligence (AI) segment for training large language and other foundational models,” commented Shahar Daniel, Chief Executive Officer of Alarum. “Alarum’s market-leading data collection solutions are increasingly gaining traction with global leaders. Several leading AI and e-commerce companies have significantly expanded their usage of our services, relying on our advanced data collection global platform and products to fuel their large-scale data needs and initiatives. This highlights the strategic partnerships we are building with leading global customers, expanding our market presence and strengthening Alarum’s role as a trusted long-term strategic partner in the AI global ecosystem.”

“We are very proud of the growth achieved in the quarter and encouraged by the higher revenue levels we believe we will see in the upcoming quarter. The AI segment is in its early growth stages, which is likely to be highly dynamic in nature as it progresses towards maturity. The entire market and all its players along the value chain, including our customers, are in the middle of a major transformation and exploring various business models with an eye towards profitability. As AI business models evolve over the quarters ahead, we may experience volatility in demand and usage of our platform, potentially influencing short-term quarterly financial performance, even while the long-term growth trend remains intact and significant. We strongly believe that the new capabilities and applications enabled by AI are here to stay for the long-term, and we are investing to ensure Alarum cements itself as a central player in this new era.”

Mr. Daniel continued: “Our technology is increasingly recognized by customers as a critical enabler of the AI boom, which is powering today’s surge in the demand for large-scale data. We believe that Alarum is exactly in the right place at the perfect time at the heart of the AI revolution, with tremendous opportunities ahead. Through continued investments in expanding our infrastructure, R&D, talent, marketing, sales and customer acquisition, we aim to position Alarum to capture the opportunities ahead and drive a long-term trajectory of revenue growth and high profitability.”

Business Highlights

-	Expanded traction with major AI and e-commerce players – new strategic collaborations include a top Asian online marketplace developing its own large language model, a global electronics brand, and a European AI firm leveraging Alarum’s platform and products for large-scale data labeling and model fine-tuning.

-	Strategic investments for a sustainable growth – the Company is investing in its infrastructure, up-scaling operations, and strengthening its global proxy network to support the booming market demand, while maintaining high operational efficiency.

-	Visibility and a highly dynamic pipeline – the Company expects a substantial increase in revenues in the third quarter of 2025. At the same time, the AI market is undergoing a profound transformation, with many AI companies still defining their business model in this new world. This dynamism may result in both positive and negative fluctuations in Alarum’s quarterly revenue levels along the way.

-	Strengthened product portfolio – the growing demand for Alarum’s primary subsidiary, NetNut Ltd.’s (“NetNut”) data collection suite, including NetNut’s Data Collector (Serp API), data sets, Website Unblocker and advanced proxy network, is increasingly contributing to the Company’s total revenues.

-	Significant shift in market verticals – the Company is experiencing a notable shift in customer segments, with strong growth in the AI vertical, offset by a decline in others. As a result, the Net Retention Rate (“NRR”) was 0.98, while overall revenues grew significantly versus the prior quarter.

Summary of Financial Results1

(in millions of U.S. dollars, rounded, except per share amounts and margins)

	For the Six Months Ended June 30,		For the Three Months Ended June 30,		For the Year Ended December 31,
	2025	2024	2025	2024	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenue	15.9	17.3	8.8	8.9	31.8
Gross profit	10.2	13.4	5.4	6.8	23.9
Gross margin (in percentage)	64.3%	77.7%	61.7%	76.9%	75.1%
Non-IFRS gross margin (in percentage)	66.0%	79.9%	63.3%	78.5%	77.0%[2]
Total operating expenses	9.9	8.1	5.4	4.2	17.2
Financial income (expense), net	0.7	(3.3)	0.4	(2.5)	0.3
Tax expense	0.3	0.8	0.1	0.5	1.2
Net profit (loss) for the period	0.7	1.1	0.3	(0.4)	5.8
Adjusted EBITDA	2.3	6.6	1.0	3.4	9.42
Basic earnings (loss) per American Depository Share (“ADS”) (in U.S. dollars)	$0.10	$0.16	$0.04	$(0.05)	$0.87
Non-IFRS basic earnings per ADS (in U.S. dollars)	$0.32	$0.86	$0.17	$0.41	$1.262
Cash, cash equivalents and debt investments (including accrued interest)[3]	25.0	21.6	25.0	21.6	25.0
Shareholders’ equity[3]	29.1	20.4	29.1	20.4	26.4

[1]	The table above contains certain non-IFRS financial measures. See “Use of Non-IFRS Financial Results” for additional information regarding these measures and reconciliations to the most comparable IFRS measures.
[2]	Unaudited
[3]	As of the last day of the period.

Second Quarter and First Half 2025 Financial Analysis

-	Revenue in Q2 2025 totalled $8.8 million (Q2 2024: $8.9 million) and $15.9 million for the first half of 2025 (H1 2024: $17.3 million). The revenues were impacted by market fluctuations. The decline in the half year results, compared to the equivalent period in 2024, was driven by a reduced consumption from several large customers due to changes in their businesses. In Q2 2025, revenues stabilized and showed growth momentum.

-	Cost of revenue in Q2 2025 was $3.4 million (Q2 2024: $2.1 million), and $5.7 million for the first six months of 2025 (H1 2024 $3.9 million). The increase was primarily driven by the Company’s work with large customers, primarily Artificial Intelligence (AI) companies, which require data gathering at significantly higher scales, in turn necessitating a larger volume of servers as well as stronger and higher-quality infrastructure.

-	Gross profit in Q2 2025 amounted to $5.4 million (Q2 2024: $6.8 million), and in H1 2025 $10.2 million (H1 2024: $13.4 million).

-	Operating expenses in Q2 2025 totalled $5.4 million (Q2 2024: $4.2 million), and $9.9 million in the first six months of 2025 (H1 2024: $8.1 million). The increase was mainly due to an increase in research and development expenses.

-	Financial income, net, in Q2 2025 was $0.4 million (Q2 2024: financial expense, net, of $2.5 million). The variance between periods was mainly due to the fair value increase of derivative financial instruments in the second quarter of 2024, resulting from the sharp share price rise during that period.

-	Net profit in Q2 2025 was $0.3 million (Q2 2024: a loss of $0.4 million), and $0.7 million in the first half of 2025 (H1 2024: $1.1 million).

-	As of June 30, 2025, shareholders’ equity increased to $29.1 million, up from $26.4 million as of December 31, 2024. The increase was due to the contribution of first half 2025 net profit.

-	Outstanding ordinary share count as of June 30, 2025, was approximately 70.2 million shares, or 7.0 million in US-listed ADSs.

Financial Outlook

“Looking ahead, we expect to see the strong momentum and traction for our products continue into the third quarter of 2025, and as such, we expect third quarter revenues of approximately $12.8 million ±7%, up 78% year-over-year and Adjusted EBITDA is expected to be approximately $1.1 million +/-$0.5 million,” said Mr. Shai Avnit, Chief Financial Officer of Alarum.

“This guidance includes the initial impact of a new large-scale AI data project with a major existing customer, which is expected to contribute approximately $3 million of revenue during the third quarter. We engaged in this project at rapid speed, prioritizing collaboration and execution with one of the world’s leading technology players. As we are still in the early ramp-up stages, it is not currently clear what the full scope and length of the project will be. Also at the initiation stages of this project, we are actively optimizing infrastructure and cost structures, and expect near-term profitability from this project to be limited. Given the size of the project, it is expected to have a noticeable impact on the Company’s overall profitability in the third quarter.

“We view this as a strategic collaboration and a significant step for Alarum to strengthen its positioning as a data collection leader for the AI market, with the potential to expand a key partnership with one of the world’s largest technology players.”, concluded Mr. Avnit.

The Company is unable to present a reconciliation of estimated Adjusted EBITDA to net profit as it is unable to predict with reasonable certainty, and without unreasonable effort, the impact and timing of certain expenses on net profit. The financial impact of these expenses is uncertain and is dependent on various factors, including timing, and could be material to consolidated statements of profit or loss and other comprehensive income (loss).

Second Quarter and First Half 2025 Financial Results Conference Call

Mr. Shachar Daniel, Chief Executive Officer of Alarum, and Mr. Shai Avnit, Chief Financial Officer of Alarum, will host a conference call today, August 28, 2025, at 8:30 a.m. ET, 5:30 a.m. Pacific time, 3:30 p.m. Israel, to discuss the second quarter of 2025 results and financial outlook, followed by a Q&A session.

To attend, log in here or dial one of the following numbers, a few minutes before the call starts: 1-877-407-0789 or 1-201-689-8562. If you are unable to connect using the toll-free number, please try the international dial-in number. An Israeli toll-free number is: 1 809 406 247. Participants will be required to state their name and company upon dialling in.

Replay: The conference call will be broadcast live and available for replay here, the day following the call.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Alarum is using forward-looking statements in this press release when it discusses strengthening collaborations with major global customers; the benefits and advantages of the Company’s solutions; the expected continued demand from AI and e-commerce players; the belief that the Company will see higher revenues in the upcoming quarter; the belief that the early-stage and dynamic AI market offers long-term growth despite short-term volatility in demand and usage of the Company’s platform, potentially influencing short-term quarterly financial performance; opportunities ahead; the view that its technology positions the Company as a key enabler of the AI revolution; plans to invest in infrastructure, R&D, talent, and customer acquisition to support sustainable growth and profitability; expectations for increased revenues in the third quarter of 2025; and its estimates regarding third quarter 2025 revenues and Adjusted EBITDA. Because such statements deal with future events and are based on Alarum’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alarum could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Alarum’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 20, 2025, and in any subsequent filings with the SEC. Except as otherwise required by law, Alarum undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Alarum is not responsible for the contents of third-party websites.

Condensed Consolidated Statements of Financial Position

(in thousands of U.S. dollars)

	June 30,		December 31,
	2025	2024	2024
	(Unaudited)	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	14,914	21,626	15,081
Trade receivables, net	4,153	2,471	3,231
Other receivables	735	961	503
	19,802	25,058	18,815
Non-current assets:
Long-term deposits	23	102	121
Long-term restricted deposit	340	-	-
Other non-current assets	82	94	85
Property and equipment, net	138	119	130
Right-of-use assets	82	638	498
Deferred tax assets	689	298	422
Debt investments at fair value through Other Comprehensive Income	9,385	-	9,256
Debt investments at fair value through profit or loss	574	-	555
Intangible assets, net	542	1,082	811
Goodwill	4,118	4,118	4,118
Total non-current assets	15,973	6,451	15,996
Total assets	35,775	31,509	34,811

Liabilities and equity
Current liabilities:
Trade payables	518	570	251
Other payables	2,696	3,058	4,484
Current maturities of long-term loan	690	564	938
Contract liabilities	2,526	2,285	1,987
Derivative financial instruments	17	3,409	148
Short-term lease liabilities	180	362	359
Total current liabilities	6,627	10,248	8,167

Non-current liabilities:
Long-term lease liabilities	23	439	261
Long-term loans, net of current maturities	-	398	32
Total non-current liabilities	23	837	293
Total liabilities	6,650	11,085	8,460

Equity:
Ordinary shares	-	-	-
Share premium	113,092	108,963	111,892
Other equity reserves	11,891	12,705	11,012
Accumulated deficit	(95,858)	(101,244)	(96,553)
Total equity	29,125	20,424	26,351
Total liabilities and equity	35,775	31,509	34,811

Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)

(in thousands of U.S. dollars, except per share amounts)

	For the Six Months Ended June 30,		For the Three Months Ended June 30,		For the Year Ended December 31,
	2025	2024	2025	2024	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenue	15,924	17,260	8,791	8,884	31,824
Cost of revenue	5,683	3,854	3,365	2,051	7,915
Gross profit	10,241	13,406	5,426	6,833	23,909

Operating expenses:
Research and development	3,156	2,143	1,786	1,121	4,495
Sales and marketing	3,906	3,372	2,079	1,647	7,033
General and administrative	2,866	2,626	1,581	1,386	5,661
Total operating expenses	9,928	8,141	5,446	4,154	17,189

Operating profit (loss)	313	5,265	(20)	2,679	6,720

Financial income (expense), net	661	(3,345)	449	(2,497)	281

Profit from operations before income tax	974	1,920	429	182	7,001
Tax expense	279	831	142	533	1,221

Net profit (loss) for the period	695	1,089	287	(351)	5,780
Other comprehensive income (loss) for the period
Change in fair value of debt investments	121	-	49	-	(80)
Total comprehensive income (loss) for the period	816	1,089	336	(351)	5,700

Basic profit (loss) per share	$0.01	$0.02	*	$(0.01)	$0.09
Diluted profit (loss) per share	$0.01	$0.02	*	$(0.01)	$0.08
Basic profit (loss) per ADS	$0.10	$0.16	$0.04	$(0.05)	$0.87

*	Less than $0.01

Use of Non-IFRS Financial Results

In addition to disclosing financial results calculated in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, this press release contains non-IFRS financial measures of EBITDA (EBITDA loss), Adjusted EBITDA (Adjusted EBITDA loss), non-IFRS net profit (loss), non-IFRS gross profit, non-IFRS gross margin and non-IFRS basic earnings (loss) per share or ADS for the periods presented. The Company defines EBITDA (EBITDA loss) as net profit (loss) before depreciation, amortization and impairment of intangible assets (if any), financial income (expense) and income tax; defines Adjusted EBITDA (Adjusted EBITDA loss) as EBITDA (EBITDA loss) as further adjusted to remove the impact of (i) impairment of goodwill (if any); and (ii) share-based compensation; defines non-IFRS net profit (loss) as net profit (loss) before depreciation, amortization and impairment of intangible assets (if any), impairment of goodwill (if any), financial income (expense) effects primarily related to derivative financial instruments as well as long-term loans, deferred tax effects and share-based compensation; defines non-IFRS gross profit as gross profit adjusted to remove the impact of depreciation, amortization and impairment of intangible assets and share-based compensation recorded under cost of revenues; defines non-IFRS gross margin as the percentage of the non-IFRS gross profit out of revenues; and defines non-IFRS basic earnings (loss) per share or ADS as non-IFRS net profit (loss) divided by the weighted average number of ordinary shares or ADSs. The Company’s management believes the non-IFRS financial information provided in this press release is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both IFRS and non-IFRS information in evaluating and operating its business internally, and as such deemed it important to provide this information to investors. The non-IFRS financial measures disclosed by the Company should not be considered in isolation, or as a substitute for, or superior to, financial measures calculated in accordance with IFRS, and the financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated. Investors are encouraged to review the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures provided in the financial statement tables herein.

Other Metrics

NRR is a key indicator of customer base health and revenue expansion. It is based on NRR point in time, which measures the revenue growth of current customers over the past four quarters, compared to the revenue generated from these customers during the same period a year earlier.

NRR is calculated as an average of the NRR points in time for the end of the current period and the three preceding quarters.

NRR > 1 (or 100%): Indicates revenue growth driven by existing customers, where upsells and cross-sells outweigh churn.

NRR < 1 (or 100%): Shows revenue loss due to churn exceeding gains from upsells or cross-sells.

Non-IFRS Financial Measures
(in millions of U.S. dollars, rounded)

The following tables present the reconciled effect of the above on the Company’s Adjusted EBITDA; non-IFRS net profit; and non-IFRS gross profit for the six and three months ended June 30, 2025 and 2024, and the year ended December 31, 2024:

	For the Six Months Ended June 30,		For the Three Months Ended June 30,		For the Year Ended December 31,
	2025	2024	2025	2024	2024
Net profit (loss) from continuing operations	0.7	1.1	0.3	(0.3)	5.8
Adjustments:
Depreciation and amortization	0.3	0.3	0.2	0.1	0.6
Financial expenses (income), net	(0.7)	3.4	(0.5)	2.5	(0.4)
Tax expense	0.3	0.8	0.1	0.5	1.4
EBITDA	0.6	5.6	0.1	2.8	7.4
Adjustments:
Share-based compensation	1.7	1.0	0.9	0.6	2.0
Adjusted EBITDA for the period	2.3	6.6	1.0	3.4	9.4

	For the Six Months Ended June 30,		For the Three Months Ended June 30,		For the Year Ended December 31,
	2025	2024	2025	2024	2024
Net profit (loss) from continuing operations	0.7	1.1	0.3	(0.3)	5.8
Adjustments:
Depreciation, amortization and impairment of intangible assets	0.3	0.3	0.2	*	0.6
Financial expense (income), net effects	(0.1)	3.3	*	2.5	0.1
Deferred tax effects	(0.3)	(0.1)	(0.2)	*	(0.1)
Share-based compensation	1.7	1.0	0.9	0.6	2.0
Non-IFRS net profit for the period	2.3	5.6	1.2	2.8	8.4

*	Less than $0.1 million

	For the Six Months Ended June 30,		For the Three Months Ended June 30,		For the Year Ended December 31,
	2025	2024	2025	2024	2024
Gross profit from continuing operations	10.2	13.4	5.4	6.8	23.9
Adjustments:
Depreciation, amortization and impairment of intangible assets	0.3	0.3	0.2	0.1	0.6
Share-based compensation	*	*	*	*	*
Non-IFRS gross profit for the period	10.5	13.7	5.6	6.9	24.5

*	Less than $0.1 million

About Alarum Technologies Ltd.

Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) is a global provider of web data collection solutions, empowering organizations to gain a competitive edge by streamlining the collection, extraction, and analysis of large-scale structured data from public online sources. Our data collection solutions by NetNut, are based on our world’s fastest and most advanced and secured hybrid proxy network, which comprises both exit points based on our proprietary reflection technology and hundreds of servers located at our ISP partners around the world. Pushing the boundaries of innovation in data collection, we are building a robust platform, complemented by the Website Unblocker, Data Collector, Data Sets and AI data collector. As the impact of the AI revolution unfolds, Alarum, with its robust market-leading data collection offerings is preparing itself to play a meaningful role as the world reshapes in a new form.

For more information about Alarum and its web data collection solutions, please visit www.alarum.io.

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